Exhibit 4.7

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT

TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of Molekule Group, Inc. (“us,” “our,” “we” or the “Company”) is a summary of the rights of our capital stock and summarizes certain provisions of our certificate of incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been filed as exhibits to this Annual Report on Form 10-K, as well as to the applicable provisions of the Delaware General Corporation Law.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Under our certificate of incorporation, our authorized capital stock consists of:

•	110,000,000 shares of common stock, par value $0.01 per share; and
•	11,000,000 shares of preferred stock, par value $0.01 per share.

The following is a description of the material terms of our certificate of incorporation and bylaws. We refer you to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to this Annual Report on Form 10-K.

Common Stock

Dividend Rights. Subject to the rights, if any, of the holders of any outstanding series of our preferred stock, holders of our common stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by our board of directors.

Voting Rights. Each holder of our common stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

Liquidation. If we liquidate, dissolve or wind up our affairs, holders of our common stock are entitled to share proportionately in our assets available for distributions to stockholders, subject to the rights, if any, of the holders of any outstanding series of preferred stock.

Other Rights. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

Under our certificate of incorporation and subject to the limitations prescribed by law, our board of directors may cause us to issue preferred stock in one or more series and may establish from time to time the number of shares to be included in such series and may fix the designation, voting powers, if any, and preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. See “Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws.”

When and if we issue any shares of preferred stock, our board of directors will establish the number of shares and designation of such series and voting powers, if any, and preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, for the particular preferred stock series.

Dividends

We have not paid any cash dividends on shares of our common stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of our board of directors. It is the current intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future.

Warrant

On June 29, 2022, we issued a warrant to purchase up to 1,500,000 shares of our common stock at an exercise price of $11.00 per share. The warrant must be exercised on or prior to 5:00 p.m. on July 21, 2027. The warrantholder has contractually agreed to restrict its ability to exercise the warrant if the number of shares of our common stock held by the warrantholder and its affiliates after such exercise would exceed 4.99% of the then issued and outstanding shares of our common stock. The warrantholder may increase or decrease this limitation upon notice to the Company, but in no event will any such limitation exceed 9.99%.

Our Transfer Agent

The registrar and transfer agent for our common stock is Computershare.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “MKUL.”

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain, and Delaware statutory law contains, provisions that could make the acquisition of our Company by means of a tender offer, a proxy contest or otherwise more difficult. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. The description set forth below is only a summary and is qualified in its entirety by reference to our certificate of incorporation and our bylaws, both of which are filed as exhibits to this Annual Report on Form 10-K.

Number of Directors; Filling Vacancies; Removal. Our certificate of incorporation and bylaws provide that our business and affairs will be managed by or under the direction of our board of directors. Our certificate of incorporation and bylaws provide that our board of directors will consist of not less than three nor more than nine members, with the exact number of directors within these limits to be fixed exclusively by our board of directors. In addition, our certificate of incorporation provides that any board of directors vacancy, including a vacancy resulting from an increase in the number of directors, may be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of our board of directors, or by the sole remaining director.

Special Meetings. Our certificate of incorporation and bylaws provide that special meetings of the stockholders may only be called by our board of directors or certain of our officers. These provisions will make it more difficult for stockholders to take an action opposed by our board of directors.

No Stockholder Action by Written Consent Unless Approved by our Board of Directors. Our certificate of incorporation and bylaws require that all actions to be taken by stockholders must be taken at a duly called annual or special meeting, and stockholders will not be permitted to act by written consent unless both the action and the taking of the action by written consent are approved in advance by our board of directors. These provisions may make it more difficult for stockholders to take an action opposed by our board of directors.

Amendments to Our Certificate of Incorporation. Our certificate of incorporation provides that the affirmative vote of the holders of at least 66⅔% of the total voting power of the then-outstanding shares of our common stock entitled to vote, voting as a single class, is required to amend or repeal, or adopt any provision inconsistent with, certain provisions in our certificate of incorporation, including those provisions regarding the filling of vacancies on our board of directors, provisions providing for the removal of directors, provisions regarding the calling of special meetings, provisions regarding stockholder action by written consent and provisions regarding amendment of our certificate of incorporation. These provisions may make it more difficult for stockholders to make changes to our certificate of incorporation.

Amendments to Our Bylaws. Our certificate of incorporation provides that our board of directors has the power to adopt, amend or repeal our bylaws. Any such adoption, amendment or repeal of our bylaws by our board of directors shall require approval of a majority of our entire board of directors. Our certificate of incorporation provides that, notwithstanding any other provision of our certificate of incorporation, the affirmative vote of the holders of at least 66⅔% of the total voting power of the then-outstanding shares of our common stock entitled to vote, voting as a single class, is required for our stockholders to amend or repeal, or adopt any provisions, in our bylaws. These provisions may make it more difficult for stockholders to make changes to our bylaws that are opposed by our board of directors.

Requirements for Advance Notification of Stockholder Nomination and Proposals. Under our bylaws, stockholders of record may nominate persons for election to our board of directors or bring other business constituting a proper matter for stockholder action at annual meetings only by providing proper notice to our secretary. Proper notice must be generally received not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year (or, in some cases, prior to the tenth day following the announcement of the meeting) and must include, among other information, the name and address of the stockholder giving the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director and a brief description of any business such stockholder proposes to bring before the meeting. Nothing in our bylaws may be deemed to affect any rights of stockholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Contests for the election of directors or the consideration of stockholder proposals will be precluded if the proper procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposals.

Forum and Venue. Our bylaws provide that, unless we otherwise consent in writing to the selection of an alternative forum, the sole and exclusive forum for certain legal actions involving the Company will be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, the federal district court for the District of Delaware).

In addition, certain provisions in our outstanding warrant could make it more difficult or expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a “fundamental transaction,” the warrant will become exercisable for the merger consideration payable in connection with such fundamental transaction and the surviving entity will be required to assume our obligations under the warrant. The holder of the warrant will also be able to require the Company to repurchase the warrant at its then-fair market value. These and other provisions of our outstanding warrant could make it more difficult or expensive for a third party to acquire us even where the acquisition could be beneficial to you.